Pinnacle Systems, Inc.
                           280 North Bernardo Avenue
                            Mountain View, CA 94043

VIA EDGAR and FACSIMILE

June 12, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Geoff Edwards


Re:  Pinnacle Systems, Inc. (the "Company")
     Application for Withdrawal of Registration Statement on Form S-3, filed on November 30, 2000
     (File No. 333-50988)


     Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission withdraw the Company's Registration Statement on Form S-3 (File No. 333-50988), as amended, (the "Registration Statement").

     The Company filed the Registration Statement to register 62,612 shares of Company common stock that were issued to the former shareholders of Montage Group, Ltd. ("Montage") in connection with the acquisition on April 6, 2000 by the Company from the former Montage shareholders of all the outstanding stock of Montage. The Company seeks to withdraw the Registration Statement because, pursuant to the Registration Rights Agreement effective as of April 6, 2000 between the Company and the former Montage shareholders, the Company was obligated to cause the Registration Statement to become and to remain effective only until April 6, 2001. No securities were sold pursuant to the Registration Statement.

     Please provide me with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available (fax number
(650) 930-1612). Please contact me at (650) 237-1612 if you have any questions or comments.


                                             Sincerely,

                                             /s/ Art Chadwick
                                             ------------------------------
                                             Chief Financial Officer, Vice
                                             President Finance and
                                             Administration and Secretary